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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                         (AMENDMENT NO.       4      )*
                                        ------ ------


                                  ARQULE, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    04269E107
-------------------------------------------------------------------------------
                                 (CUSIP Number)


-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                   / /  Rule 13d-1(b)
                   / /  Rule 13d-1(c)
                   /X/  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  Schedule 13G

Item 1(a).        Name of Issuer:  ArQule, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  19 Presidential Way, Woburn, MA  01801.

Item 2(a). Names of Persons Filing: Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Christopher J. Spray, Barry Fidelman, Jean-Francois Formela, Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V.

                  Atlas Venture Associates II, L.P. is the sole general partner of Atlas Venture Fund II, L.P. Messrs. Spray, Fidelman and Formela are the individual general partners of Atlas Venture Associates II, L.P. Atlas InvesteringsGroep N.V. is the sole shareholder of Atlas Venture Europe Fund B.V.

Item 2(b).        Address of Principal Business Office or, if None, Residence:
                  The address of the principal business office of Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P. and Messrs. Spray, Fidelman and Formela is Atlas Venture, 222 Berkeley Street, Boston, Massachusetts 02116. The address of the principal business office of Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. is Atlas InvesteringsGroep N.V., Leevwenveldesweg 16, 1382 LX Weesp, The Netherlands.

Item 2(c). Citizenship: Atlas Venture Fund II, L.P. and Atlas Venture Associates II, L.P. are each a limited partnership organized under the laws of the State of Delaware. Mr. Fidelman is a citizen of the United States. Mr. Spray is a citizen of the United Kingdom. Mr. Formela is a citizen of France. Atlas Venture Europe Fund B.V. and Atlas InvesteringsGroep N.V. are each a corporation organized under the laws of The Netherlands.

Item 2(d).        Title of Class of Securities:  Common Stock, $.01 par value.

Item 2(e).        CUSIP Number:  04269E107.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  Not Applicable.

Item 4.           Ownership.

                  Not Applicable.

Item 5.           Ownership of Five Percent or Less of a Class.

                  [x] Each of Atlas Venture Fund II, L.P., Atlas Venture Associates II, L.P., Christopher J. Spray, Barry Fidelman, Jean-Francois Formela, Atlas Venture


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                  Europe Fund B.V. and Atlas InvesteringsGroep N.V. may be
                  deemed to own beneficially no shares of Common Stock as of December 31, 2000.

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not Applicable.

Item 8.           Identification and Classification of Members of the Group.

                  Not Applicable. The reporting persons expressly disclaim membership in a "group" as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.           Notice of Dissolution of Group.

                  Not Applicable.

Item 10.          Certifications.

                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).


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
                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 13, 2001

ATLAS VENTURE FUND II, L.P.                   ATLAS VENTURE EUROPE FUND B.V.

By: Atlas Venture Associates II, L.P.         By: Atlas InvesteringsGroep B.V.

        By:           *                              By:         *
           ----------------------                        ---------------------
           Christopher J. Spray,                         Hans Bosman,
           General Partner                               Managing Director

ATLAS VENTURE ASSOCIATES II, L.P.             ATLAS INVESTERINGSGROEP N.V.

By:                *                          By:               *
     ---------------------------------             ----------------------------
     Christopher J. Spray,                         Hans Bosman,
     General Partner                               Managing Director

             *
-----------------------------
Christopher J. Spray


             *
-----------------------------
Barry Fidelman


             *
-----------------------------
Jean-Francois Formela


* The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Powers of Attorney filed hereto as Exhibit 2.

     /s/ Jeanne Larkin Henry
     -----------------------
     Jeanne Larkin Henry
     Attorney-in-fact


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